No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice Regarding Reorganization of the Company and its Consolidated Subsidiaries (Simplified Absorption-Type Company Splits)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 13, 2022

January 12, 2022

To:	Shareholders of Honda Motor Co., Ltd. / Whom It May Concern
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

(Code: 7267, First Section of the Tokyo Stock Exchange)

Contact:              Eiji Fujimura

General Manager of Accounting Department, Business Management Division

(TEL.: +81-3-3423-1111)

Notice Regarding Reorganization of the Company and its Consolidated Subsidiaries

(Simplified Absorption-Type Company Splits)

Honda Motor Co., Ltd. (the “Company”) announces that it decided to conduct a company split, whereby its motorcycle motorsports rider development related business, and automobile motorsports support business for domestic race and overseas touring car race and other related business will be succeeded to by its consolidated subsidiary Honda Racing Corporation (“Company Split I”), and that the Company’s consolidated subsidiary Honda R&D Co., Ltd. (“R&D”) decided to conduct a company split, whereby its automobile motorsports business will be succeeded to by Honda Racing Corporation (“Company Split II,” Company Split I and Company Split II are collectively referred to as the “Reorganization”).

In the Reorganization, as Company Split I is a company split to which the Company and its wholly-owned subsidiary are the parties and Company Split II is a company split between the Company’s consolidated subsidiaries, the matters of disclosure and the details are disclosed with partial omissions.

1.	Purpose of the Reorganization

In order to have Honda group’s motorsports business maintain competitive advantages amid a significantly changing business environment and shift to a system that is able to continue its activities, the Company decided to consolidate the executive functions for developing and operating motorsports, which are dispersed throughout the Company and its affiliates, to the Company’s wholly-owned subsidiary Honda Racing Corporation. Specifically, the Company’s motorcycle motorsports rider development related business, and automobile motorsports support business for domestic race and overseas touring car race and other related business and the Company’s consolidated subsidiary R&D’s automobile motorsports business (collectively, the “Target Business”) will be integrated into Honda Racing Corporation.

Through the Reorganization, the Company intends to enhance the quality of the motorsports business and expand its contribution to the brand value and Motorcycle and Automobile business operation, by sharing knowledge held by the motorcycle and automobile racing segments and improving the efficiency of the business activities.

2.	Summary of the Reorganization

(1)	Schedule of the Reorganization

Date of resolution by the board of directors (all the companies)	January 12, 2022
Date of execution of the Absorption-Type Company Split Agreement (all the companies)	January 12, 2022 (scheduled)
Date of the shareholders meeting’s resolution (R&D)	March 15, 2022 (scheduled)
Scheduled date of the absorption-type company splits (the effective date)	April 1, 2022 (scheduled)
Date of registration of the absorption-type company splits	April 1, 2022 (scheduled)

*

As Company Split I falls into a simplified absorption-type company split under Article 784, paragraph 2 of the Companies Act of Japan at the Company and a summary absorption-type company split under Article 796, paragraph 1 of the Companies Act of Japan at Honda Racing Corporation, respectively, both of them will be conducted without a resolution of the shareholders meeting giving approval.

*

As Company Split II falls into a simplified absorption-type company split under Article 796, paragraph 2 of the Companies Act of Japan at Honda Racing Corporation, it will be conducted without a resolution of the shareholders meeting giving approval.

(2)	Method of the Reorganization

It consists of absorption-type company splits whereby the Company and R&D are the splitting companies and Honda Racing Corporation is the succeeding company.

(3)	Allotment of Consideration in relation to the Reorganization

There will be no allotment of shares or payment of other consideration for the Reorganization.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Reorganization

Not applicable.

(5)	Increase or Decrease of Stated Capital upon the Reorganization

There will be no increase/decrease in the stated capital of the Company as a result of the Reorganization.

(6)	Rights and Obligations to be Succeeded to by the Succeeding Company

The succeeding company will succeed to such assets, liabilities, and the contractual status relating to the Target Business as set forth in the Absorption-Type Company Split Agreement.

(7)	Prospect for Performance of Liabilities

The Company determines that there will be no concern in this Reorganization about prospects for performance of liabilities to be borne by the succeeding company.

3.	Outline of the Parties to the Reorganization

		Splitting company (the Company)	Splitting company (R&D)	Succeeding company
(1)	Company name	Honda Motor Co., Ltd.	Honda R&D Co., Ltd.	Honda Racing Corporation
(2)	Registered office	2-1-1, Minami-Aoyama, Minato-ku, Tokyo	1-4-1, Chuo, Wako-shi, Saitama-ken	3-15-1, Senzui, Asaka-shi, Saitama-ken
(3)	Title and name of representative	Toshihiro Mibe, Director, President and Representative Executive Officer	Keiji Ohtsu, President and Representative Director	Shinya Wakabayashi, President
(4)	Description of business	Manufacturing, sales, and other business for the Motorcycle business operations, Automobile business operations, Life Creation business operations, and other business operations.	Research, development, and other business for the Motorcycle business operations, Automobile business operations, Life Creation business operations, and other business operations.	Research, development, manufacturing, sales, repairing, and processing of motorcycles, automobiles, and other motorized vehicles for motorsports
(5)	Stated capital	86,067 million yen	7,400 million yen	320 million yen
(6)	Date of establishment	September 24, 1948	July 1, 1960	June 1, 1973
(7)	Number of issued and outstanding shares	1,811,428,430 shares	14,800,000 shares	640,000 shares
(8)	Account closing date	March 31	March 31	March 31
(9)	Major shareholders and ownership percentage (as of September 30, 2021)	The Master Trust Bank of Japan, Ltd. (Trust Account) 14.13% Custody Bank of Japan, Ltd. (Trust Account) 6.65% Moxley & Co. LLC 6.00%	Honda Motor Co., Ltd. 100%	Honda Motor Co., Ltd. 100%

(10) Operating results and financial condition for the preceding fiscal year (ended March 2021)
	Splitting company (the Company)		Splitting company (R&D)	Succeeding company
Fiscal year	Fiscal year ended March 2021 (consolidated, IFRS)	Fiscal year	Fiscal year ended March 2021 (non-consolidated, Japan GAAP)	Fiscal year ended March 2021 (non-consolidated, Japan GAAP)
Equity attributable to owners of the parent	9,082,306 million yen	Net assets	19,910 million yen	1,572 million yen
Total assets	21,921,030 million yen	Total assets	83,283 million yen	10,332 million yen
Equity per share attributable to owners of the parent	5,260.06 yen	Net assets per share	1,345.27 yen	2,457.40 yen
Sales revenue	13,170,519 million yen	Sales	168,738 million yen	16,126 million yen
Operating profit	660,208 million yen	Operating income	1,179 million yen	227 million yen
Profit before income taxes	914,053 million yen	Ordinary income	1,473 million yen	268 million yen
Profit for the year attributable to owners of the parent	657,425 million yen	Net income	3,250 million yen	176 million yen
Basic earnings per share for the year (attributable to owners of the parent)	380.75 yen	Net income per share	219.63 yen	275.33 yen

4.	Outline of the Business to be Split

(1)	Summary of the business to be split

Splitting company (the Company):	motorcycle motorsports riders development related business, and automobile motorsports support business for domestic race and overseas touring car race and other related business

Splitting company (R&D):	automobile motorsports business

(2)	Operating results of the business to be split (fiscal year ended March 2021)

Sales	36,806 million yen

(3)	Items and value of assets and liabilities to be split (fiscal year ended March 2021)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	22,687 million yen	Current liabilities	13,667 million yen
Non-current assets	8,262 million yen	Non-current liabilities	241 million yen
Total	30,949 million yen	Total	13,908 million yen

5.	State after the Reorganization

There will be no changes to the parties’ trade names, registered offices, titles and names of representatives, business details, stated capital, and account closing dates as a result of the Reorganization.

6.	Future Prospect

It is expected that the impact caused by the Reorganization on the Company’s consolidated financial results will be minor.

End